Exhibit 99.2
D E G O L Y E R A N D M A C N A U G H T O N
500 I SPRING VALLEY ROAD
SUI TE 800 EAST
DALLAS, T EXAS 75244
REPORT
as of
DECEMBER 31, 2025
on
HEAT INITIALLY IN PLACE
and
TECHNICALLY RECOVERABLE GEOTHERMAL RESOURCES
for the
MARBLE AREA
with interests attributable to
FERVO ENERGY COMPANY

DEGOLYER AND MACNAUGHTON

D E G O L Y E R A N D M A C N A U G H T O N
500 I SPRING VALLEY ROAD
SUI TE 800 EAST
DALLAS, T EXAS 75244
REPORT
as of
DECEMBER 31, 2025
on
HEAT INITIALLY IN PLACE
and
TECHNICALLY RECOVERABLE GEOTHERMAL RESOURCES
for the
MARBLE AREA
with interests attributable to
FERVO ENERGY COMPANY
FOREWORD

Scope of Investigation	This report presents estimates, as of December 31, 2025, of the extent of the heat initially in place (HIIP) and technically recoverable geothermal resources (TRGR) of the Phyllite-Diorite Basement located in the Marble Area in the Desert Valley, Humboldt County, Nevada. Fervo Energy Company (Fervo) has represented that it holds an interest in certain properties located in the Marble Area (Table 1).
Fervo has represented that the properties evaluated herein are associated with a conceptual enhanced geothermal system (EGS) project that involves the drilling and completion of pairs of multi-stage, hydraulically fractured horizontal injection and production wells within the high-temperature Phyllite-Diorite Basement. The hydraulic fractures create the pathway for heat exchange between the injection fluid (water) and the geothermal resources, and the heated produced fluid is transferred to the power generating plant.
HIIP estimated in this report are expressed as gross HIIP. Gross HIIP are defined as those quantities of thermal energy estimated, as of December 31, 2025, to be contained in place within the rock and pore fluid in a defined geothermal accumulation.

DEGOLYER AND MACNAUGHTON
TRGR estimated in this report are expressed as gross TRGR. Gross TRGR are defined as those quantities of thermal energy producible using currently available technology and industry practices, regardless of commercial considerations, after December 31, 2025.
Estimates of TRGR presented in this report are not classified as reserves, since no consideration is given to commercial criteria and project boundaries. However, the potentially recovered thermal energy resources are discovered. The TRGR estimated herein were based on technical evaluations associated with certain notional potential operation or development plans and realizations of market or fiscal conditions not currently fixed. The TRGR estimated in this report are provided as a means of quantifying the potential rates, recoveries, or outcomes that could be associated with certain conditions or actions were they to be implemented. TRGR are provided as a means of comparison to other TRGR and do not provide a means of comparison to reserves. A detailed explanation of the TRGR estimated herein is included in the Estimation of Technically Recoverable Geothermal Resources section of this report.
TRGR should not be confused with those quantities that are associated with reserves due to the additional risks involved. The quantities that might actually be recovered, should they be developed, may differ significantly from the estimates presented herein. There is no certainty that it will be commercially viable to produce any portion of the TRGR evaluated herein.
Estimates of HIIP and TRGR should be regarded only as estimates that may change as further production history and additional information become available. Not only are such estimates based on that information which is currently available, but such estimates are also subject to the uncertainties inherent in the application of judgmental factors in interpreting such information.

Authority	This report was authorized by Dr. Jack Norbeck, Chief Technology Officer, Fervo Energy Company.

Source of Information	Information used in the preparation of this report was obtained from Fervo. In the preparation of this report we have relied, without independent verification, upon information furnished by Fervo with respect to the property interests being evaluated and various other information and data that were accepted as represented. A field examination was not considered necessary for the purposes of this report.

DEGOLYER AND MACNAUGHTON
INTRODUCTION
The Marble Area covers 72.85 square kilometers (km2) in Desert Valley, Humboldt County, Nevada. The primary formation of interest within the Marble Area is the Phyllite-Diorite Basement. Formations overlying the Phyllite-Diorite Basement do not meet the minimum temperature requirement to qualify as a geothermal resource and were not evaluated in this report. Fervo has represented that it holds 100-percent working interest in the properties located in the Marble Area and evaluated herein.
The Marble Area targets potential high geothermal gradients adjacent to the Blue Mountain hydrothermal area in the low-permeability Phyllite-Diorite Basement rocks of Desert Valley, Humboldt County, Nevada. The Phyllite-Diorite Basement rocks are composed of phyllite intruded by multiple phases of igneous dikes/sills of Mesozoic and Tertiary ages. The temperature anomaly is greatest to the east of the Marble Area and is associated with the Blue Mountain hydrothermal area, where temperatures of 200 degrees Celsius (°C) have been measured at a true vertical depth (TVD) of 2,000 meters.
Fervo provided data for the Marble Area that included drilling, well logs, gravity, seismic data, and outcrop information. Fervo provided a three-dimensional (3–D) geologic model that encompasses the Fervo lease position for the Marble Area. The 3–D geologic model characterizes the depth and extent of the Phyllite-Diorite Basement and multiple in-situ temperature scenarios.
Geothermal resources are the thermal energy derived from the Earth’s natural heat and stored in the reservoir. Such thermal energy can be extracted from the reservoir rock through heat exchange with either natural reservoir fluids or injected fluids, and such energy can be converted into electricity and applied for the purposes of electrical power generation.
The viability of using geothermal resources for the purposes of power generation is determined by the temperature of the heated fluid, which must meet a minimum threshold suitable for the power plant’s operation. Conversely, the maximum temperature is limited by the technological constraints of the tools and equipment, as well as the heat extraction methods employed at the reservoir conditions.
The estimated HIIP and TRGR quantities in this report are associated with a conceptual EGS project in the Marble Area, which is limited to specific sections of Fervo’s acreage position that would be interpreted as a discovered geothermal resource accumulation.
A discovered geothermal resources accumulation is determined to exist when one or more exploratory wells have established, through testing, sampling, and/or logging, the existence of a significant quantity of potentially recoverable geothermal resources. Based on the current stage of field development and analysis of available data, the geothermal resources accumulation within certain parts of the Marble Area was classified as discovered.

DEGOLYER AND MACNAUGHTON
DEFINITION of HEAT INITIALLY IN PLACE and
TECHNICALLY RECOVERABLE GEOTHERMAL RESOURCES
Estimates of HIIP and TRGR presented in this report have been prepared using a systematic classification framework consistent with established practices in subsurface resource evaluations. Because of the lack of commercial considerations, the resources estimated herein cannot be classified as reserves. The HIIP and TRGR included herein are defined as follows:
Heat Initially In Place are those quantities of total thermal energy estimated, as of a given date, to be contained in place within the rock and pore fluid in a defined geothermal accumulation.
Technically Recoverable Geothermal Resources are those quantities of thermal energy estimated, as of a given date, to be potentially recoverable from known geothermal accumulations using currently available technology and industry practices, regardless of commercial considerations.
The estimation of HIIP and TRGR is subject to both technical and commercial uncertainties and, in general, may be quoted as a range. The range of uncertainty reflects a reasonable range of estimated potentially recoverable quantities. In all cases, the range of uncertainty is dependent on the amount and quality of the available technical data and may change as more data become available. Estimates of HIIP and TRGR in this report are expressed using the terms low estimate, best estimate, and high estimate to reflect the range of uncertainty.
Low Estimate – If deterministic methods are used, there is a reasonable certainty, intended to express a high degree of confidence, that the HIIP quantities actually in place and TRGR quantities actually recovered will equal or exceed the low estimate. If probabilistic methods are used, there should be at least a 90% probability (P90) that the HIIP quantities actually in place and TRGR quantities actually recovered will equal or exceed the low estimate.
Best Estimate – If deterministic methods are used, it is equally likely that the HIIP quantities actually in place and TRGR quantities actually recovered will be greater than or less than the Best Estimate. If probabilistic methods are used, there should be at least a 50% probability (P50) that the HIIP quantities actually in place and TRGR quantities actually recovered will equal or exceed the best estimate.
High Estimate – If deterministic methods are used, there will be a low probability that the HIIP quantities actually in place and TRGR quantities actually recovered will be greater than the High Estimate. If probabilistic methods are used, there should be at least a 10% probability (P10) that the HIIP quantities actually in place and TRGR quantities actually recovered will equal or exceed the high estimate.

DEGOLYER AND MACNAUGHTON
ESTIMATION of HEAT INITIALLY in PLACE
Estimates of HIIP were prepared by the use of standard geologic, engineering, and evaluation principles and techniques that are in accordance with practices generally recognized by the industry involved in subsurface evaluations. The method or combination of methods used in the analysis of each project area was tempered by experience with similar projects, stage of development, and quality and completeness of basic data.
The probabilistic analysis of potential resources in this study considered the uncertainty in the amount of thermal energy that may be initially in place. The uncertainty analysis addresses the range of possibilities for any given reservoir parameter. The range of uncertainty reflects a reasonable range of estimated HIIP. In all cases, the range of uncertainty is dependent on the amount and quality of both technical and commercial data and may change as more data become available.
Standard probabilistic methods were used in the uncertainty analysis. Probability distributions were estimated from representations of productive rock volume, bulk density (ρb), reservoir temperature (Tres), specific heat capacity (c), and depth for the Marble Area. These representations were prepared based on known data, analogy, and other standard estimation methods including experience. Statistical measures describing the probability distributions of these representations were identified and input into a Monte Carlo simulation to produce low estimate (P90), best estimate (P50), and high estimate (P10) estimations of HIIP.
Low, best, and high representations of potential productive volume were interpreted from maps and 3–D models based on well data, gravity data, and/or analogy. Representations for the petrophysical and engineering parameters (ρb, c, temperature, and net thickness) were estimated based on available well data, gravity, regional data, analog field data, and global experience. Individual probability distributions for rock volume and petrophysical and engineering parameters were estimated from these representations.
The distributions for the variables were derived from (1) scenario-based interpretations, (2) the geologic, geophysical, petrophysical, and engineering data available, (3) local, regional, and global knowledge, and (4) field and case studies in literature. The parameters used to model HIIP quantities were potential productive volume, ρb, c, depth, Tres, and reference temperature (Tref). Minimum, mean, and maximum representations were used to statistically model and shape the input P90, P50, and P10 parameters. Potential productive volume, ρb, and c were modeled using truncated normal distributions. Latin hypercube sampling was used to better represent the tails of the distributions.
Each individual volumetric parameter was investigated using a probabilistic approach with attention to variability. Deterministic data were used to anchor and shape the various distributions. The rock volume parameters and Tres had the greatest range of variability, and therefore had the greatest impact on the uncertainty of the simulation. The volumetric parameter variability was based on temperature and depth. Regional geothermal trends based on well data were incorporated to derive uncertainty limits and

DEGOLYER AND MACNAUGHTON
constraints on the Tres. Uncertainties associated with the depth and Tres were also derived from multiple interpretative scenarios and sensitivity analysis.
Lease position and drilling and completion technology are limits to thermal energy in place that can be exploited in terms of depth and temperature. Geothermal resources accumulations encountered at depths of less than 4,000 meters TVD have been discovered and are limited by the size of the rig employed to date. This depth can be extended with a larger drilling rig to exploit deeper development benches at depth intervals equal to the stimulation fracture growth 200 meters above and below the horizontal well. The temperature range of 150 to 330 °C was determined on the low end by the input requirements of the power plant and on the high end by current drilling and completion technology.
The HIIP quantities were estimated for the potential accumulation, limited to a temperature range of 150 to 330 °C, and at a depth of less than 4,000 meters TVD. The Tref is the injection temperature of the produced water after it has been run through the power plant. This temperature is fixed at 80 °C as determined by the power plant system design. The estimated gross HIIP, as of December 31, 2025, of the properties evaluated herein are summarized for each case as follows, expressed in quadrillions of joules (1015J):

		Gross HIIP
Temperature Range (°C)	Total Vertical Depth Range (meters)	Low Estimate (10[15]J)	Best Estimate (10[15]J)	High Estimate (10[15]J)
150–330	0–4,000	9,552	26,341	43,873
Notes:
1.Application of any risk factor to HIIP does not equate HIIP with reserves or TRGR.
2.There is no certainty that it will be commercially viable to produce any portion of the HIIP evaluated herein.
3.The HIIP estimated in this report are at a stage such that it is premature to clearly define the ultimate chance of commerciality.

DEGOLYER AND MACNAUGHTON
ESTIMATION of TECHNICALLY RECOVERABLE GEOTHERMAL RESOURCES
Estimates of TRGR were prepared by the use of standard geologic, engineering, and evaluation principles and techniques that are in accordance with practices generally recognized by the industry involved in subsurface evaluations. The method or combination of methods used in the analysis of each project area was tempered by experience with similar projects, stage of development, quality and completeness of basic data, and production history (if available).
Based on the current level of project maturity, the notional development plans provided by Fervo, and the range of uncertainty associated with the quantities potentially recoverable from the geothermal reservoir, TRGR have been estimated and categorized as low estimate, best estimate, or high estimate.
For the estimation of TRGR, a notional EGS development plan was utilized. The development plan included the drilling of horizontal producer and injector wells stacked in alternating lines of producers and injectors. These wells are to be hydraulically fractured to enhance permeability and thereby create stimulated reservoir volume. Water is to be injected through the injector wells, heated in the reservoir, and then produced through the producing wells. Heat energy from the produced water is to be converted to electrical energy in a power plant using an Organic Rankine Cycle (ORC) system.
Estimates of TRGR were obtained after applying recovery factors to HIIP. These recovery factors were based on consideration of data from analog EGS development projects and data based on analytical and numerical models for the EGS project area described herein. Uncertainty associated with the recoverable thermal energy quantities based on the prescribed notional development plan was modeled using a probability distribution for the recovery factors. The probability distribution for the recovery factors was input into a Monte Carlo simulation to produce low estimate, best estimate, and high estimate estimations of TRGR.
Estimates of recovery efficiency presented in this report do not incorporate variations in the development plan or economic inputs and are subject to change upon the selection of alternative development options or different costs, economic parameters, and power purchase agreement scenarios.
The TRGR estimates presented herein were based on data available through December 31, 2025. The development status represents the status applicable on December 31, 2025.
TRGR estimated herein are associated with hot water production from the reservoir, and are reported prior to the electricity generation at the wellhead. TRGR included in this report are expressed in quadrillions of joules (1015J).

DEGOLYER AND MACNAUGHTON
The estimated gross TRGR, as of December 31, 2025, of the properties evaluated herein are summarized as follows, expressed in quadrillions of joules (1015J):

Gross TRGR (10[15]J)

Low Estimate	2,561
Best Estimate	9,074
High Estimate	17,931
Notes:
1.Application of any risk factor to TRGR does not equate TRGR with reserves.
2.There is no certainty that it will be commercially viable to produce any portion of the TRGR evaluated herein.

DEGOLYER AND MACNAUGHTON
ESTIMATION of POTENTIAL ELECTRICAL POWER CAPACITY
At the request of Fervo, thermal energy associated with the estimated HIIP, and TRGR were converted to potential electrical power capacity. This process is based on the ORC principle, which transforms thermal energy into electrical power using specifically designed turbines. Information regarding the efficiency of the designed ORC system was provided by Fervo. Fervo has represented that this information was based on the design specifications obtained from analog projects and on manufacturer-guaranteed specifications.
Provided design specifications indicated 19.5-percent efficiency for the ORC system at an intake temperature of 199 °C and an outlet temperature of 85 °C.
Electrical power quantities estimated herein are expressed as gross and net electrical power. Gross electrical power is defined as the electrical power generated by the turbine generator before any internal usage. Net electrical power is the electricity delivered at the sales point after deducting parasitic energy loads consumed primarily by electric pumping units, transformer losses, and line losses. At the request of Fervo, an overall 30-percent total system parasitic load (inclusive of ORC parasitic load and injection pump parasitic load) was assumed for the estimation of net generated electrical power.
Total energy generated by the system over a certain period of time was estimated using an assumption for the capacity factor, which is defined as the ratio of actual electrical energy output over a given period of time to the maximum theoretical electrical energy output (nameplate). At the request of Fervo, a specific capacity factor of 92.3 percent was utilized to convert thermal energy to net generated electrical energy for the Marble Area.
Based on these design specifications and an assumed project life of 30 years, the estimated potential gross electrical power capacity associated with gross HIIP and that same capacity, as normalized by the interpreted mean gross rock volume estimate, as of December 31, 2025, of the properties evaluated herein are

DEGOLYER AND MACNAUGHTON
summarized as follows, expressed in megawatts (MW) and megawatts per cubic kilometers (MW/km3):

	Potential Gross Electrical Power Capacity Associated with Gross HIIP (MW)	Potential Gross Electrical Power Capacity Associated with Gross HIIP per Rock Volume (MW/km3)

Low Estimate	2,105	66
Best Estimate	5,804	73
High Estimate	9,667	84
Notes:
1.Potential gross electrical power capacity is associated with HIIP estimates, and do not incorporate recovery factors.
2.Conversion to electric power assumes 19.5-percent efficiency of the ORC turbine and a 30-year project life.
Based on the design specifications and an assumed project life of 30 years, the estimated potential net electrical power capacity, and that same capacity normalized by mean gross rock volume, and potential net generated electrical energy associated with TRGR, as of December 31, 2025, of the properties evaluated herein are summarized as follows, expressed in megawatts (MW), megawatts per cubic kilometers (MW/km3), and megawatt hours (MWh):

	Potential Net Electrical Power Capacity Associated with Gross TRGR (MW)	Potential Net Electrical Power Capacity Associated with Gross TRGR per Rock Volume (MW/km3)	Potential Net Generated Electrical Energy Associated with Gross TRGR (MWh)

Low Estimate	395	12	95,829,704
Best Estimate	1,399	18	339,472,048
High Estimate	2,766	24	670,849,270
Notes:
1.Conversion to electric power assumes 19.5-percent efficiency of the ORC turbine, and a 30-year project life.
2.Capacity factor of 92.3 percent was applied for estimating potential generated electrical energy.
3.An overall 30-percent total system parasitic load (inclusive of ORC parasitic load and injection pump parasitic load) was assumed for the estimation of potential net generated electrical power.
Estimates of potential electrical power capacity presented herein are subject to certain limitations and uncertainties related to technical and commercial contingencies which may potentially impact the extraction of thermal energy from the reservoir rock and its conversion into electricity for power generation.
Technical and commercial contingencies for the potential development of the Marble Area include, but are not limited to, lack of approval of a formal development plan, lack of facilities and infrastructure in the area necessary to support development, uncertainty regarding reservoir connectivity, stimulation effectiveness, and flow performance.

DEGOLYER AND MACNAUGHTON
SUMMARY and CONCLUSIONS
Fervo has represented that it holds an interest in certain properties located in the Desert Valley, Humboldt County, Nevada. The properties evaluated herein are associated with the Marble Area. The estimated gross HIIP, as of December 31, 2025, of the properties evaluated herein are summarized as follows, expressed in quadrillions of joules (1015J):

	Marble Area
	Low Estimate (10[15]J)	Best Estimate (10[15]J)	High Estimate (10[15]J)

Gross HIIP	9,552	26,341	43,873
Notes:
1.Application of any risk factor to HIIP does not equate HIIP with TRGR.
2.There is no certainty that it will be commercially viable to produce any portion of the HIIP evaluated herein.
3.The HIIP estimated in this report are at a stage such that it is premature to clearly define the ultimate chance of commerciality.
The estimated gross TRGR and associated potential net electrical power capacity, as of December 31, 2025, of the properties evaluated herein are summarized as follows, expressed in quadrillions of joules (1015J) and megawatt-hours (MWh):

	Gross TRGR (10[15]J)	Potential Net Electrical Power Capacity Associated with Gross TRGR (MWh)

Low Estimate	2,561	395
Best Estimate	9,074	1,399
High Estimate	17,931	2,766
Notes:
1.Application of any risk factor to TRGR quantities and does not equate TRGR with reserves.
2.There is no certainty that it will be commercially viable to produce any portion of the TRGR evaluated herein.
3.Conversion to electric power assumes 19.5-percent efficiency of the ORC turbine and a 30-year project life.
4.An overall 30-percent total system parasitic load (inclusive of ORC parasitic load and injection pump parasitic load) was assumed for the estimation of potential net generated electrical power.
DeGolyer and MacNaughton is an independent petroleum engineering consulting firm that has been providing energy consulting services throughout the world since 1936. Our fees were not contingent on the results of our evaluation. This report has been prepared at the request of Fervo. DeGolyer and MacNaughton has used all assumptions, procedures, data, and methods that it considers necessary to prepare this report.

DEGOLYER AND MACNAUGHTON
Submitted,
/s/ DeGolyer and MacNaughton
DeGOLYER and MacNAUGHTON
Texas Registered Engineering Firm F-716
SIGNED: February 13, 2026
[SEAL]

/s/ Dilhan Ilk
Dilhan Ilk, P.E.
Executive Vice President
DeGolyer and MacNaughton